

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 19, 2010

VIA U.S. Mail and Facsimile

Kenneth J. Kossin, Jr.
Agilysys, Inc.
28925 Fountain Parkway
Sonon, Ohio 44139

>   **Re: Agilysys, Inc.**
>   **Form 10-K for the fiscal year ended March 31, 2009**
>   **Filed June 9, 2009**
>   **File No. 0-5734**

Dear Mr. Kossin:

We have reviewed your response dated March 12, 2010 and related filings and have the following comment. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2009

Exhibits

1.   We note your response to prior comment 11. However, it remains unclear why you do not need to file this agreement. Please expand your analysis to discuss in detail the provisions of Item 601(b)(10)(ii)(B) of Regulation S-K. For example, in light of your description of the agreement, it appears you may be "substantially dependent" upon the agreement and it may be for purchasing the "major part" of your requirements for goods which would appear to require you to file such agreement as an exhibit.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Joe McCann at (202) 551-6262 or me at (202) 551-3637.

Sincerely,

Jay Mumford
Attorney-Advisor